

SECURITIES AND EXCHANGE COMMISSION

05040023

VF 3-22-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edgewood Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Federated Investors Tower, 1001 Liberty Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222-3779 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Denis McAuley III 412 / 288-7712
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION


SEC RECEIVED
MAR 01 2005
WASH, D.C. 185 SECTION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2100 One PPG Place (Address) Pittsburgh (City) PA (State) 15222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, Denis McAuley III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edgewood Services, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public


Notarial Seal
Susan B. Hill, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires June 10, 2006
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Edgewood Services, Inc.

Year ended December 31, 2004
with Report and Supplementary Report of Independent Registered Public Accounting Firm

EDGEWOOD SERVICES, INC.
BALANCE SHEET
DECEMBER 31, 2004
(dollars in thousands, except per share data)

Assets:		
Cash and cash equivalents	$	2,277
Receivable from affiliates, net		3,245
Accounts receivable, net of reserve of $4		159
Accrued revenues		116
Current deferred tax asset		39
Property and equipment, net		23
Other assets		2
Total assets	$	5,861
Liabilities:		
Accounts payable	$	1,220
Accrued expenses		151
Other liabilities		58
Long-term deferred tax liability		5
Total liabilities		1,434
Shareholder's Equity:		
Capital stock, par value $.01 per share-20,000 shares authorized, 12,309 shares issued and outstanding		0
Additional paid-in capital		2,421
Retained earnings		2,006
Total shareholder's equity		4,427
Total liabilities and shareholder's equity	$	5,861

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

Revenue:		
Commission income, net	$	11,476
TrustConnect revenue, net		1,861
Other income, net		6
Total revenue		13,343
Operating Expenses:		
Allocated expenses from affiliates		4,108
Marketing and distribution		3,081
Compensation and related		2,430
Systems and communications		483
Advertising and promotional		312
Office and occupancy		299
Travel and related		102
Other		279
Total operating expenses		11,094
Operating income		2,249
Nonoperating Income (Expense):		
Dividends		19
Debt expense - recourse		(20)
Other nonoperating expense		(1)
Total nonoperating expense, net		(2)
Income before income taxes		2,247
Income tax provision		914
Net income	$	1,333

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2004	$ 0	$ 2,421	$ 673	$ 3,094
Net income	0	0	1,333	1,333
Balance at December 31, 2004	$ 0	$ 2,421	$ 2,006	$ 4,427

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

Operating Activities:		
Net income	$	1,333
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		16
Loss on disposal of assets		1
Provision for deferred income taxes		141
Changes in assets and liabilities:		
Increase in receivable from affiliates, net		(1,575)
Increase in accrued revenues		(117)
Increase in accounts payable		775
Decrease in other liabilities		(65)
Net cash provided by operating activities		509
Net increase in cash and cash equivalents		509
Cash and cash equivalents, beginning of year		1,768
Cash and cash equivalents, end of year	$	2,277

(The accompanying notes are an integral part of these financial statements.)

EDGEWOOD SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004
(dollars in thousands)

Balance at January 1, 2004	$	0
Additions and/or reductions		0
Balance at December 31, 2004	$	0

(The accompanying notes are an integral part of these financial statements.)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Nature of Operations

Edgewood Services, Inc. (the "Company") is an indirect, wholly owned subsidiary of Federated Investors, Inc. ("Federated"). The Company is registered as a broker/dealer for the clearance of mutual fund trades primarily with bank trust departments and to act as distributor for certain bank advised mutual funds. The Company promptly transmits all funds and promptly delivers all securities received in connection with its activities as a broker/dealer.

(b) Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States. In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

(c) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, an investment in a money market fund, which is managed by another affiliate of Federated and may be liquidated upon demand, and cash in special accounts in the amount of approximately $476,000 for the benefit of customers in accordance with the requirements of paragraph (k)(2)(i) of SEC Rule 15c3-3.

(d) Property and Equipment

Property and equipment are depreciated over their estimated useful lives ranging from two to ten years using the straight-line method. All additions are recorded at cost.

The Company applies the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement establishes provisions for testing and measuring impairment losses of long-lived assets. Should there be an indication of impairment in the value of an asset, the Company compares the carrying value of the asset and its related useful life to the projected undiscounted cash flows expected to be generated from the underlying asset over its remaining useful life to determine whether an impairment has occurred. If the carrying value of the asset exceeds the undiscounted cash flows, the asset is written down to fair value determined using discounted cash flows.

(e) Revenue Recognition

The Company, as a registered broker/dealer, earns commissions and transaction-based (TrustConnect) income by clearing mutual fund trades primarily for bank trust departments. Revenue is recognized during the period in which services are performed. The Company may waive certain fees for competitive or regulatory reasons and may reserve against certain revenue due to client conversion issues. Commission income and TrustConnect revenue are shown net of these waivers or reserves. Additionally, the Company has contractual arrangements with third parties to provide distribution related services to bank advised mutual funds. Based on the nature of the Company's involvement and obligations under these arrangements, the Company's revenue is recorded gross or net of third-party payments. Certain commission income is recorded gross of payments made to third parties, which are included in "Marketing and distribution."

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(e) Revenue Recognition, continued

Accounts receivable, net is made up of net trade receivables and dividends receivable. The Company evaluates the collectibility of outstanding receivables at each period end and records an allowance for doubtful accounts based on the Company's historical experience.

(f) Income Taxes

The operating results of the Company are included in the consolidated federal income tax return filed by Federated. As part of the Federated consolidated group, the Company participates in a tax-sharing agreement. Therefore, although the Company computes its Federal income tax provision on a separate-company basis, the tax benefits related to its net operating or capital losses, if any, will be recorded by the Company to the extent that the losses can be used to reduce consolidated tax expense. The Company computes and remits state taxes on a separate or combined company basis, as required, in compliance with the respective state tax law.

The Company utilizes the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial statement carrying amounts and the corresponding tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. These items are measured using enacted rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(g) Disclosures of Fair Value

Carrying amounts approximate fair value for the following financial instruments due to their short maturities: Cash and cash equivalents, Accounts receivable, net, Accrued revenues, Accounts payable, and Accrued expenses. Receivable from affiliates, net is not settled in cash nor is it Federated management's current plan to settle this item in cash and therefore, the Company is not able to determine its fair value.

(2) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2004:

	(in thousands)
Capitalized software development	$ 45
Computer equipment	26
Office and furniture equipment	18
	89
Accumulated depreciation	(66)
Property and equipment, net	$ 23

Depreciation expense was approximately $16,000 for the year ended December 31, 2004.

(3) DISCRETIONARY LINE OF CREDIT

The Company has a discretionary line of credit agreement with a bank under which it can borrow up to $50.0 million for the payment of obligations associated with the daily net settlements of mutual funds processed through the National Securities Clearing Corporation. Borrowings under this agreement bear interest at a rate that is mutually agreed upon between the Company and the bank at the time of the borrowing, and are payable on demand. At December 31, 2004, the outstanding balance under this 364-day agreement was zero. Federated guarantees the payment of any obligation owed by the Company in connection with this line of credit.

(4) TRANSACTIONS WITH RELATED PARTIES

As a matter of general policy, Federated manages most cash-related activities of its domestic subsidiaries on a centralized basis. As such, the Company's revenues and certain expenses, including marketing and distribution, compensation and related benefits, occupancy and other support services are funded by another subsidiary of Federated and credited or charged to the Company. Expenses allocated to the Company amounted to $4.1 million for the year ended December 31, 2004, for expenses incurred by other subsidiaries of Federated on behalf of the Company.

The "Receivable from affiliates, net" represents the amount of fees collected by another affiliate of Federated on behalf of the Company in excess of expenses paid or incurred by this affiliate and other affiliates, respectively, on behalf of the Company. There is currently no intention to settle the net intercompany receivable.

(5) GUARANTEES

As of December 31, 2004, the Company's parent, Federated, was able to borrow up to $150.0 million under the provisions of the Second Amended and Restated Credit Agreement as amended (the Credit Facility), the term of which expired in January 2005. At December 31, 2004, the outstanding balance under the Credit Facility was zero. On January 14, 2005, Federated renewed the Credit Facility for an additional 364-day term, however, the Company no longer guarantees any obligation of Federated that arises pursuant to the Credit Facility.

(6) 401(k) PLAN

The Company's employees participate in the Federated Investors, Inc. Employees Profit Sharing/401(k) Plan. Under this plan, employees can make salary deferral contributions at a rate of 1% to 25% of their annual compensation, subject to Internal Revenue Code limitations. Federated makes a matching contribution in an amount equal to 100% of the first 2% that each participant defers and 50% of the next 4% of deferred contributions. Contributions to the plan charged to the Company by Federated were approximately $60,000 for the year ended December 31, 2004. Upon completion of two years of service, 20% of the employer's contribution included in a participant's account will vest and 20% will vest each year of the subsequent four years of service.

(7) INCOME TAXES

Income tax expense for the year ended December 31, 2004, consisted of the following:

(in thousands)	Current Expense	Deferred Provision	Total
Federal	$586	$141	$727
State	187	0	187
Total	$773	$141	$914

(7) INCOME TAXES, continued

The temporary differences that give rise to the significant portion of the deferred tax assets and liabilities consisted of the following at December 31, 2004:

(in thousands)	
Deferred tax assets:	
Reserve for clearing reclaims	$ 20
Insurance Proceeds	19
Total gross deferred tax asset	39
Deferred tax liabilities:	
Capitalized software development costs	(2)
Other property and equipment	(3)
Total gross deferred tax liability	(5)
Net deferred tax asset	$ 34

The Company's effective tax rate for the year ended December 31, 2004, was 40.7%. This rate was higher than the Company's federal statutory income tax rate of 35.0% due to state income taxes and meals and entertainment expense incurred during 2004, 50% of which is non-deductible for tax purposes. All tax-related balances due to or from affiliates are included in Receivable from affiliates, net.

(8) REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain net capital, as defined, equal to the greater of $25,000 or 6-2/3% of aggregate indebtedness. At December 31, 2004, the Company had net capital of approximately $478,000, which is $383,000 in excess of its required capital of $95,000.

(9) COMMITMENTS AND CONTINGENCIES

As previously reported, since September 2003 Federated, the Parent, has conducted an internal review into certain mutual fund trading activities in response to requests for information from the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD) and New York State Attorney General. Federated subsequently received inquiries relating to such trading activities from the U.S. Attorneys Offices for the Western District of Pennsylvania and the Southern District of New York, the Commodity Futures Trading Commission, the Securities Commissioner and the Attorney General of West Virginia, and the Connecticut Banking Commission. Attorneys from the law firms of Reed Smith LLP and Davis, Polk & Wardwell are conducting the review at the direction of a special investigative committee of Federated's board of directors. The special investigative committee is currently comprised of the board as a whole. Attorneys from the law firm of Dickstein Shapiro Morin & Oshinsky, LLP, independent counsel for the Federated mutual funds, participated in the review and reported on its progress to the independent directors of the funds.

In February 2004, the Company announced that the special investigative committee of the Board of Directors had substantially completed its assessment of the impact of past mutual fund trading issues. Based upon the findings of the internal review and of an independent expert retained by the Federated mutual funds, Federated paid restoration of approximately $8.0 million ($7.6 of which was recorded in 2003) to compensate for the detrimental impact from the improper trading activities identified in the review.

(9) COMMITMENTS AND CONTINGENCIES, continued

Federated has substantially completed the review of information relating to trading activities. Federated announced on January 24, 2005 that it was in settlement discussions with the SEC and New York State Attorney General. The settlement, which may include penalties, restoration, and possible future investment advisory fee reductions, will have a material impact on the consolidated financial statements of Federated.

Since October 2003, Federated Investors, Inc. and related entities (collectively, the "Federated Defendants") have been named as defendants in twenty-one cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excess fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The six excessive fee cases were originally filed in four different federal courts and one state court. Four of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The fifth federal case is pending in the Western District of Tennessee, but on September 23, 2004, Federated moved to transfer that case to the Western District of Pennsylvania. A state court case was voluntarily dismissed by the plaintiff without prejudice.

In addition to the market timing and excessive fee litigation, certain Federated entities have recently been named defendants in a new class action filed in the U.S District Court for the Eastern District of Pennsylvania. Plaintiffs in this case claim that Federated has failed to ensure that the Federated Funds participated in class action settlements for which they were eligible.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated intends to defend this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations or liquidity in the period in which the effect becomes reasonably estimable.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These claims are subject to inherent uncertainties. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination for any pending or threatened other claim will materially affect the financial position, results of operations or liquidity of Federated.

(9) COMMITMENTS AND CONTINGENCIES, continued

Federated has substantially completed the review of information relating to trading activities. Federated announced on January 24, 2005 that it was in settlement discussions with the SEC and New York State Attorney General. The Settlement Charge, which may include penalties, restoration, and possible future investment advisory fee reductions, will have a material impact on the consolidated financial statements of Federated.

Since October 2003, Federated Investors, Inc. and related entities (collectively, the "Federated Defendants") have been named as defendants in twenty-one cases filed in various federal district courts and state courts involving allegations relating to market timing, late trading and excess fees. All of the pending cases involving allegations related to market timing and late trading have been transferred to the U.S. District Court for the District of Maryland and consolidated for pre-trial proceedings. One market timing/late trading case was voluntarily dismissed by the plaintiff without prejudice.

The six excessive fee cases were originally filed in four different federal courts and one state court. Four of the federal cases are now pending in the U.S. District Court for the Western District of Pennsylvania. The fifth federal case is pending in the Western District of Tennessee, but on September 23, 2004, Federated moved to transfer that case to the Western District of Pennsylvania. A state court case was voluntarily dismissed by the plaintiff without prejudice.

In addition to the market timing and excessive fee litigation, certain Federated entities have recently been named defendants in a new class action filed in the U.S District Court for the Eastern District of Pennsylvania. Plaintiffs in this case claim that Federated has failed to ensure that the Federated Funds participated in class action settlements for which they were eligible.

All of these lawsuits seek unquantified damages, attorneys' fees and expenses. Federated intends to defend this litigation. The potential impact of these recent lawsuits and future potential similar suits is uncertain. It is possible that an unfavorable determination will cause a material adverse impact on Federated's financial position, results of operations or liquidity in the period in which the effect becomes reasonably estimable.

In addition, Federated has other claims asserted and threatened against it in the ordinary course of business. These claims are subject to inherent uncertainties. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination for any pending or threatened other claim will materially affect the financial position, results of operations or liquidity of Federated.

Supplemental Information

EDGEWOOD SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2004
(dollars in thousands)

Computation of net capital:		
Shareholder's equity		$ 4,427
Deductions and/or changes:		
Nonallowable assets	$ 3,915	
Haircut on securities owned	34	3,949
Net capital		$ 478
Aggregate indebtedness		$ 1,434
Computation of basic net capital requirement:		
Minimum net capital required (greater of $25 or 6-2/3% of aggregate indebtedness)		$ 95
Excess net capital		$ 383
Ratio of aggregate indebtedness to net capital		3.0 to 1

Note: There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2004 Part IIA FOCUS filing.

Statement Regarding Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Report of Independent Auditors

Board of Directors
Edgewood Services Inc.

We have audited the accompanying balance sheet of Edgewood Services Inc. (the Company) as of December 31, 2004, and the related statement of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgewood Services Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 23, 2005

ERNST & YOUNG

Ernst & Young LLP
2100 One PPG Place
Pittsburgh, Pennsylvania 15222

Phone: (412) 644-7800
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

Board of Directors of
Edgewood Services, Inc.

In planning and performing our audit of the financial statements of Edgewood Services, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 23, 2005